

The HSBC Vantage5 Index

These materials are deemed to be institutional communications within the meaning of FINRA Rule 2210 and as such may not be distributed to any retail investors.



HSBC Vantage5 Index – video script

Video Shot / Instructions	Script
 HSBC The HSBC Vantage5 Index These materials are deemed to be institutional communications within the meaning of FINRA Rule 2210 and as such may not be distributed to any retail investors.	Hello and welcome to the HSBC Vantage5 Index educational video. This video will act as a guide to better understand the Vantage5 Index objectives and methodology. This video is not intended to provide information on any specific investment and prior to any investment, investors should carefully review the full written terms and conditions set forth in the respective offering documents.



The HSBC Vantage5 Index
is a multi-asset, momentum based strategy



* The allocations shown above do not represent the Index's actual current or historical allocations.

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC The HSBC Vantage5 Index is a multi-asset, momentum based strategy Allocation Developed Equities Developed Bonds Emerging Markets Real Assets Inflation Cash * The allocations shown above do not represent the Index's actual current or historical allocations. FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.	The HSBC Vantage5 Index is a multi-asset, momentum based strategy that seeks to maximize returns for a given level of risk based on a portfolio of ETFs. On a monthly basis, the index selects from a basket of 13 ETFs across 5 asset classes including Equities, Bonds, Emerging Markets, Real Assets, and Inflation, as well as a Cash component. The Index is an excess return index, which reflects the Index return less the cost of funds. In addition, the Index includes a daily index maintenance fee of 85 basis points per annum.


The HSBC Vantage5 Index

is a multi-asset, momentum based strategy
that seeks to maximize returns for a given level of risk.



Source: Bloomberg and HSBC as of Jun 2017

Note: All levels before March 15, 2017 are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical levels from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative, nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

 Introduction Index Methodology Index Statistics Risks and Information HSBC The HSBC Vantage5 Index is a multi-asset, momentum based strategy that seeks to maximize returns for a given level of risk.	In this chart, we compare the S&P 500 Index Excess Return and the Barclays US Aggregate Bond Index Excess Return to that of the HSBC Vantage5 Index. It is important to note that in this chart, the HSBC Vantage5 Index employs the use of simulated historical data and that past hypothetical performance results are neither indicative, nor a guarantee, of future returns.

Asset Class Components   Component Weighting   Allocation Methodology

Asset Class	Asset	ETF
Developed Equities	U.S. Mid and Small Cap Equities U.S. Low Volatility Equities ETF U.S. Tech and Consumer Equities S&P 500 Equities Developed Market Equities (excluding U.S.)	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed Bonds	Treasuries Investment Grade Bonds High Yield Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF iShares® iBoxx High Yield Corporate Bond ETF
Emerging Markets	Emerging Market Equities Emerging Market Bonds	iShares® MSCI Emerging Markets ETF iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate Gold	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Asset Class Components | Component Weighting | Allocation Methodology

Asset Class	Asset	ETF
Developed Equities	U.S. Mid and Small Cap Equities U.S. Low Volatility Equities ETF U.S. Tech and Consumer Equities S&P 500 Equities Developed Market Equities (excluding U.S.)	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed Bonds	Treasuries Investment Grade Bonds High Yield Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF iShares® iBoxx High Yield Corporate Bond ETF
Emerging Markets	Emerging Market Equities Emerging Market Bonds	iShares® MSCI Emerging Markets ETF iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate Gold	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

The Index is based on a multi-asset strategy of five asset classes and cash, and within those Asset classes are 13 ETFs.

Asset Class Components   Component Weighting   Allocation Methodology

Asset Class	Asset	ETF
Developed Equities	U.S. Mid and Small Cap Equities U.S. Low Volatility Equities ETF U.S. Tech and Consumer Equities S&P 500 Equities Developed Market Equities (excluding U.S.)	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed	Treasuries	iShares® 20+ Year Treasury Bond ETF ate Bond ETF d ETF
Emerging Markets	Emerging Market Bonds	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate Gold	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor

To ensure a mixed exposure to a variety of asset classes,
each asset class has a maximum exposure.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS

Asset Class	Asset	ETF
Developed Equities	U.S. Mid and Small Cap Equities	iShares® Russell 2000 ETF
	U.S. Low Volatility Equities ETF	PowerShares S&P 500 Low Volatility Portfolio
	U.S. Tech and Consumer Equities	PowerShares QQQ Trust Series 1 (NASDAQ 100)
	S&P 500 Equities	SPDR S&P 500® ETF Trust
	Developed Market Equities (excluding U.S.)	iShares® MSCI EAFE ETF
Developed	Treasuries	iShares® 20+ Year Treasury Bond ETF
Emerging	Emerging Market Bonds	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate	iShares® US Real Estate ETF
	Gold	SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor

To ensure a mixed exposure to a variety of asset classes, each asset class has a maximum exposure.

Asset Class Components | Component Weighting | Allocation Methodology

Asset Class	Max Exposure	ETF
Developed Equities	**60%**	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed [illegible]	[illegible]	iShares® 20+ Year Treasury Bond ETF [illegible] ate Bond ETF [illegible] d ETF
Emerging [illegible]	[illegible]	[illegible] iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	**30%**	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	**10%**	iShares® TIPS ETF
Cash	**50%**	Cash – Reinvested 3M Libor

Additionally, each individual ETF component is capped to prevent overweighting.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology Asset Class Max Exposure ETF Developed Equities 60% iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF iShares® 20+ Year Treasury Bond ETF Additionally, each individual ETF component is capped to prevent overweighting. iShares® JP Morgan Emerging Markets Bond ETF Real Assets 30% iShares® US Real Estate ETF SPDR® Gold Trust Inflation 10% iShares® TIPS ETF Cash 50% Cash – Reinvested 3M Libor FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS	Additionally, each individual ETF component is capped to prevent overweighting.

HSBC

Asset Class Components   Component Weighting   Allocation Methodology

Asset Class	Max Exposure	ETF Max %	ETF
Developed Equities	**60%**	20% 20% 20% 40% 20%	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed		40%	iShares® 20+ Year Treasury Bond ETF ate Bond ETF d ETF
Emerging Markets		10%	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	**30%**	20% 20%	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	**10%**	10%	iShares® TIPS ETF
Cash	**50%**	50%	Cash – Reinvested 3M Libor

So how does the strategy work?



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction
Index Methodology
Index Statistics
Risks and Information
HSBC
Asset Class Components
Component Weighting
Allocation Methodology
Asset Class | Max Exposure | ETF Max % | ETF
Developed Equities | 60% | 20% 20% 20% 40% 20% | iShares® Russell 2000 ETF; PowerShares S&P 500 Low Volatility Portfolio; PowerShares QQQ Trust Series 1 (NASDAQ 100); SPDR S&P 500® ETF Trust; iShares® MSCI EAFE ETF
40% | iShares® 20+ Year Treasury Bond ETF
So how does the strategy work?
10% | iShares® JP Morgan Emerging Markets Bond ETF
Real Assets | 30% | 20% 20% | iShares® US Real Estate ETF; SPDR® Gold Trust
Inflation | 10% | 10% | iShares® TIPS ETF
Cash | 50% | 50% | Cash – Reinvested 3M Libor
FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

So, how does the Vantage5 Index strategy work?

Asset Class Components   Component Weighting   Allocation Methodology

• Strategy reviews all portfolio combinations
• Portfolio volatility calculated (annualized volatility of previous 126 five-day returns, observed daily)





FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology • Strategy reviews all portfolio combinations • Portfolio volatility calculated (annualized volatility of previous 126 five-day returns, observed daily) FOR FINANCIAL ADVISOR USE ONLY NOT FOR DISTRIBUTION TO RETAIL INVESTORS	On a monthly basis, the strategy reviews all combinations of the possible portfolios that comply with the asset class requirements. The volatility of each portfolio is then calculated by observing the annualized volatility of the previous 126 five-day returns, observed daily.

Asset Class Components   Component Weighting   Allocation Methodology



The strategy removes all portfolios with volatility levels above 5%.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology Volatility 25% 20% 15% 10% 5% 0% Annualized volatility of the previous 126 5-day returns observed daily The strategy removes all portfolios with volatility levels above 5%. FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.	The strategy removes all portfolios with a volatility level in excess of 5%.

Asset Class Components | Component Weighting | Allocation Methodology



Volatility
Annualized volatility of the previous 126 5-day returns observed daily
25%
20%
15%
10%
5%
0%
In rare cases when all portfolios have volatility above 5%,
the target is then raised by increments of 0.25% at a time and the process starts over.

If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% until the two portfolios meet the increased target volatility level. Under these conditions, it is possible that the portfolios can be 100% in cash.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

 Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology Volatility 25% 20% 15% 10% 5% 0% Annualized volatility of the previous 126 5-day returns observed daily In rare cases when all portfolios have volatility above 5%, the target is then raised by increments of 0.25% at a time and the process starts over. If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% until the two portfolios meet the increased target volatility level. Under these conditions, it is possible that the portfolios can be 100% in cash. FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS	In rare cases when all portfolios have volatility above 5%, the target is then raised by increments of 0.25% at a time and the process starts over. This process ensures that only low volatility portfolios are used by the strategy.

Asset Class Components   Component Weighting   Allocation Methodology



Performance of each portfolio is calculated twice:
• Over previous 3 months
• Over previous 6 months



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

 Introduction Index Methodology Index Statistics Risks and information HSBC Asset Class Components Component Weighting Allocation Methodology Volatility 25% 20% 15% 10% 5% 0% Annualized volatility of the previous 126 5-day returns observed daily Performance of each portfolio is calculated twice. • Over previous 3 months • Over previous 6 months FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.	Once the total universe of portfolios has been narrowed down, the performance of each remaining portfolio is then calculated twice. The first calculation measures the performance over the previous three months, and the second calculation measures the performance over the previous six months.

Asset Class Components   Component Weighting   Allocation Methodology



■ Historical Performance over 3 months   ■ Historical Performance over 6 months

Strategy selects two portfolios:
• Best 3 month historical performance
• Best 6 month historical performance



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology Historical Performance over 3 months Historical Performance over 6 months 10% 8% 6% 4% 2% 0% Performance Strategy selects two portfolios: • Best 3 month historical performance • Best 6 month historical performance FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS	It is from the remaining group of portfolios that the strategy selects two portfolios; the one with the best 3 month historical performance and the one with the best six month historical performance.

HSBC

Asset Class Components | Component Weighting | Allocation Methodology



■ Historical Performance over 3 months   ■ Historical Performance over 6 months

Performance

10%
8%
6%
4%
2%
0%

The components of the two portfolios are then averaged to create the Monthly Reference Portfolio for the upcoming month.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction Index Methodology Index Statistics Risks and Information HSBC Asset Class Components Component Weighting Allocation Methodology Historical Performance over 3 months Historical Performance over 6 months 10% 8% 6% 4% 2% 0% Performance The components of the two portfolios are then averaged to create the Monthly Reference Portfolio for the upcoming month. FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS	The weights of the two remaining portfolios are then averaged to create the Monthly Reference Portfolio for that upcoming month. Averaging the two portfolios of differing time horizons allows the investor to potentially benefit from both shorter and longer momentum trends.

The concept of a multi-asset volatility target strategy has been around for a number of years.
• JP Morgan: Efficiente 5 (2007)
• Goldman Sachs Momentum Builder® (2013)



 Introduction Index Methodology Index Statistics Risks and Information HSBC The concept of a multi-asset volatility target strategy has been around for a number of years. • JP Morgan: Efficiente 5 (2007) • Goldman Sachs Momentum Builder® (2013) FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS	The concept of a multi-asset volatility target strategy has been around for a number of years. JP Morgan introduced the ‘Efficiente 5’ in 2007 and Goldman Sachs introduced the ‘Momentum Builder’ in 2013.



Source: Bloomberg and HSBC as of June 30, 2017

	GS Momentum Builder® 5 Index	JPMorgan ETF Efficiente 5 Index	HSBC Vantage5 Index
Return (Annualized)	3.49%	2.07%	**5.02%**
Volatility (Annualized)	5.33%	5.51%	**5.90%**

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS

Through the use of simulated back-testing, let's compare the HBSC Vantage5 Index with other indexes with regards to annualized return and annualized volatility. Please note these performance returns as follows.

Reasons for Potential Outperformance:

- Better performing Equity ETFs

- Higher Caps on Equity Allocations

- No Intra-Month Volatility Cap

	— GS Momentum Builder® 5 Index	— JPMorgan ETF Efficiente 5 Index	— HSBC Vantage5 Index
Return (Annualized)	3.49%	2.07%	5.02%
Volatility (Annualized)	5.33%	5.51%	5.90%

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.




Introduction
Index Methodology
Index Statistics
Risks and Information
HSBC
Reasons for Potential Outperformance:
• Better performing Equity ETFs
• Higher Caps on Equity Allocations
• No Intra-Month Volatility Cap
GS Momentum Builder® 5 Index
JPMorgan ETF Efficiente 5 Index
HSBC Vantage5 Index
Return (Annualized)
3.49%
2.07%
Volatility (Annualized)
5.33%
5.51%
Data from Jan 2013 – June 2017
FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Some reasons for potential outperformance may be…

Vantage5's use of better performing equity ETFs like the PowerShares QQQ or the S&P Low Volatility ETF to potentially enhance equity returns.

A higher cap on equities relative to the other indexes may increase the potential for equity outperformance

And the absence of an intra-month volatility cap may provide more exposure to the ETF portfolio to capture market potential.

To learn more about specific investments linked
to the HSBC Vantage5 Index, you may contact
the HSBC Structured Products Sales Desk at 212.525.8010.

	GS Momentum Builder® 5 Index	JPMorgan ETF Efficiente 5 Index	HSBC Vantage5 Index
Return (Annualized)	3.49%	2.07%	5.02%
Volatility (Annualized)	5.33%	5.51%	5.90%

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

To learn more about specific investments linked
to the HSBC Vantage5 Index, you may contact
the HSBC Structured Products Sales Desk at 212.525.8010.

	G5 Momentum Builder® 5 Index	JPMorgan ETF Efficiente 5 Index	HSBC Vantage5 Index
Return (Annualized)	3.49%	2.07%	5.02%
Volatility (Annualized)	5.33%	5.51%	5.90%

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS

To learn more about specific investments linked to the HSBC Vantage5 Index, you may contact the HSBC Structured Products Sales Desk at 212.525.8010.

Thank you very much for your interest in the HSBC Vantage5 Index.

Important Information

The information contained in this document is for financial advisor use only and not for distribution to retail clients. Any information relating to historical performance of the HSBC Vantage5 Index prior to March 15, 2017 contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Past performance is not an indication of future results nor a guarantee of future returns. The Index methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of Simulated Returns

Any historical performance informationof the Vantage5 Index prior to March 15, 2017 included in this guide represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this guide. No representation is being made that the indices will achieve a performance record similar to that shown. Past performance is not an indication of future results nor a guarantee of future returns. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.

For time periods prior to the actual launch of two of the index constituents, simulated returns for those index constituents are used that are based on the performance of the related underlying index less the related ETF performance fee. The performance of these proxies is used with the index methodology in order to generate the simulated returns for the index during those periods.



Important Information

The information contained in this document is for financial advisor use only and not for distribution to retail clients. Any information relating to historical performance of the HSBC Vantage5 Index prior to March 15, 2017 contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Past performance is not an indication of future results nor a guarantee of future returns. The Index methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of Simulated Returns

Any historical performance information of the Vantage5 Index prior to March 15, 2017 included in this guide represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this guide. No representation is being made that the indices will achieve a performance record similar to that shown. Past performance is not an indication of future results nor a guarantee of future returns. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.

For time periods prior to the actual launch of two of the index constituents, simulated returns for those index constituents are used that are based on the performance of the related underlying index less the related ETF performance fee. The performance of these proxies is used with the index methodology in order to generate the simulated returns for the index during those periods.

The use of alternative modeling techniques or assumptions could produce different simulated returns for these two index constituents, which might prove to be more appropriate or might differ significantly from the simulated returns used in this guide.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Introduction | Index Methodology | Index Statistics | **Risks and Information**

HSBC

The use of alternative modeling techniques or assumptions could produce different simulated returns for these two index constituents, which might prove to be more appropriate or might differ significantly from the simulated returns used in this guide.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.

Use of Information

Information relating to the Index and to historical performance of the Index is provided for institutional use only, including use by institutional accounts as such term is defined for FINRA purposes, which may include registered investment advisers. In connection with accessing and receiving such information, any registered investment adviser is deemed to represent that it is not relying on HSBC or any of its affiliates to make any suitability determinations for its customers, it will conduct its own investigation of the material presented here or make any other inquiry deemed necessary in connection with acquiring any securities referencing the Index for accounts as to which the adviser exercises discretion, and it will not share these materials,which are for institutional use only, with its customers, nor repurpose, recreate or otherwise make use of the historical performance data included here.



FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.



Use of Information

Information relating to the Index and to historical performance of the Index is provided for institutional use only, including use by institutional accounts as such term is defined for FINRA purposes, which may include registered investment advisers. In connection with accessing and receiving such information, any registered investment adviser is deemed to represent that it is not relying on HSBC or any of its affiliates to make any suitability determinations for its customers, it will conduct its own investigation of the material presented here or make any other inquiry deemed necessary in connection with acquiring any securities referencing the Index for accounts as to which the adviser exercises discretion, and it will not share these materials, which are for institutional use only, with its customers, nor repurpose, recreate or otherwise make use of the historical performance data included here.